

November 16, 2010

Rony Eizenshtein
Metalink Ltd.
Yakum Business Park
Yakum 60972
Israel

> **Re:** **Metalink Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 000-30394**

Dear Mr. Eizenshtein:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2009

Item 15. Controls and Procedures, page 90

Evaluation of Disclosure Controls and Procedures, page 90

1. You disclose your officers' conclusions regarding your disclosure controls and *other* procedures. In future filings, including any amendments, please disclose the conclusions of your officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K.

Internal Control Over Financial Reporting, page 91

2. Please amend your Form 20-F to include a report of management on the company's internal control over financial reporting, including management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2009, as required by Item 308T(a) of Regulation S-K.

Consolidated Financial Statements, page F-1

Note 2. Significant Accounting Policies, page F-9

3. On page F-10, you disclose that transactions and balances which are not in U.S. dollars are remeasured into U.S dollars at the spot rate on the day of the transaction. Please tell us how your accounting policy considered FASB ASC 830-20-35-2 under which you should adjust recorded balances that are denominated in a currency other than the functional currency to reflect the current exchange rate at each balance sheet date.

4. We note that you disclose the weighted averages for the assumptions underlying your Black-Scholes option pricing models in 2007, 2008, and 2009. Please revise future filings to disclose the ranges utilized consistent with FASB ASC 718-10-50-2(f)(2).

5. Please tell us how you determined the risk-free interest rate for each period presented. Refer to FASB ASC 718-10-55-28. In future filings please include a description of the method used during each year to estimate the risk-free interest rate consistent with FASB ASC 718-10-50-2(f).

6. We note that the expected life of your options in 2007, 2008 and 2009 is 2.43, 2.51, and 2.97 years. You disclose that you determined the expected life based upon the simplified method. On page F-24 you disclose that options vest over periods up to five years. Under FASB ASC 718-10-55-31(a) and Question 3 of SAB Topic 14.D(2), the expected term cannot be shorter than the vesting period. Please show us how you determined the

expected term of your options for each period presented and tell us whether the option terms are plain vanilla options. Refer to Question 6 of SAB Topic 14.D(2).

7.   Further, as required by Question 6of SAB Topic 14.D(2), please disclose in the notes to your financial statements in future filings the reason why the you used the simplified method.

8.   You disclose that you determined your volatility using historical quotes. Please tell us in more detail how you determined your volatility for each period presented. Discuss how you considered FASB ASC 718-10-55-35 through 55-41 and SAB Topic 14.D(1).

Note 8 – Short-term Loan, page F-21

9.   Please tell us the nature of the terms of the warrants that caused you to account for them as liabilities. In this regard, please explain under what circumstances you would have to pay the holder in cash for the warrants. Discuss how you evaluated these terms under ASC 815-10 in determining that the warrants should be classified as liabilities.

10.   With respect to the second amendment to the loan agreement on September 6, 2009, and the third amendment on December 30, 2009, please tell us how you considered FASB ASC 470-50-40 in determining whether the changes resulted in a modification or an extinguishment.

Note 10. Share Capital, page F-23

11.   With respect to your issuance of common stock and warrants in August 2007, please tell us where you recorded the value of the warrants in your financial statements. You disclose on page F-22 that the issuance of the warrants triggered an adjustment of the exercise price of the warrants issued in August 2007. Please tell us the significant terms of those warrants, including the terms that caused the adjustment. Discuss how you considered these terms in determining to account for the warrant as equity. Specifically discuss your adoption FASB ASC 815-40-15 (formerly EITF 07-5) on January 1, 2009.

12.   We note that in February 2010 you implemented a one-for-ten reverse stock split. However, on the face of your balance sheet, within your statement of shareholders' equity and in footnote 10, you have presented common shares on a pre-split basis. In accordance with SAB Topic 4C, please revise future filings to give retroactive effect to the reverse stock split on your financial statements and related disclosures.

C. Stock Options, page F-24

13.   You disclose that options granted vest over periods of up to five years while most of the options granted after 2005 expire after four years. Please revise your disclosure in future filings to reconcile the disclosure and include a description of the requisite service period

and maximum contractual term so that a reader understands the nature and terms of each of your share-based payment arrangements consistent with FASB ASC 718-10-50-1 and 50-2.

14.   In future filing please disclose for each year for which an income statement is provided the total intrinsic value of options exercised and the total fair value of shares vested during the year consistent with FASB ASC 718-10-50-2(d)(2).

15.   In future filings please disclose the aggregate intrinsic value of options outstanding and currently exercisable and the weighted-average remaining contractual term of options currently exercisable consistent with FASB ASC 718-10-50-2(e).

16.   In future filings please disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which you expect to recognize the compensation consistent with FASB ASC 718-10-50-2(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant